SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1)

of the Securities Exchange Act of 1934

Expedia, Inc.

(Name of Subject Company and Filing Person (Issuer) and Name of Filing Person (Offeror))

0.125% Convertible Senior Notes due 2019

(Title of Class of Securities)

43739Q AA8

(CUSIP Number of Class of Securities)

Robert J. Dzielak

Executive Vice President, General Counsel and Secretary

Expedia, Inc.

333 108th Avenue NE

Bellevue, Washington 98004

(425) 679-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Joshua A. Feltman, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Telephone: (212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$402,652,335.00	$40,547.09

(1)	Calculated solely for purposes of determining the filing fee. The purchase price of the 0.125% Convertible Senior Notes due 2019 (the “Notes”), as described herein, is 100% of the principal amount of the Notes, plus accrued and unpaid interest to, but not including, the purchase date. As of December 16, 2015, there was $402,500,000.00 in aggregate principal amount of Notes outstanding, resulting in an aggregate maximum purchase price of $402,652,335.00.
(2)	The amount of the filing fee equals $100.70 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

As required by the Indenture, dated as of March 31, 2014 (as amended, supplemented or otherwise modified from time to time, including by the First Supplemental Indenture, dated as of December 15, 2015 (the “First Supplemental Indenture”), the “Indenture”), among Expedia, Inc. (the “Company” or “Expedia”) (as successor to HomeAway, Inc. (“HomeAway”) and with respect to the First Supplemental Indenture, in its own capacity) and U.S. Bank National Association, as trustee (the “Trustee”), relating to the 0.125% Convertible Senior Notes due 2019 (the “Notes”) of the Company, and pursuant to the terms and subject to the conditions set forth therein, this Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by the Company with respect to the right of each holder (the “Holder”) of the Notes to require the Company to purchase for cash all of such Holder’s Notes, or any portion of the principal amount thereof that is equal to $1,000 or an integral multiple of $1,000, on January 20, 2016 (the “Fundamental Change Purchase Date”), pursuant to the terms and conditions of the Fundamental Change Company Notice and Offer to Purchase dated December 17, 2015 (as it may be amended and supplemented from time to time, the “Fundamental Change Company Notice”), attached hereto as Exhibit (a)(1), the Indenture and the Notes.

Holders may tender their Notes until 5:00 p.m., New York City time, on January 19, 2016.

This Schedule TO is intended to satisfy the requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All of the information set forth in the Fundamental Change Company Notice is incorporated herein in response to Items 1 through 11 of this Schedule TO, except for those Items as to which information is specifically provided herein. All capitalized terms used but not specifically defined in this Schedule TO shall have the meanings given to such terms in the Fundamental Change Company Notice.

Item 1. Summary Term Sheet.

The information set forth in the section of the Fundamental Change Company Notice entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the issuer is Expedia, Inc., a Delaware corporation. Expedia is an online travel company, empowering business and leisure travelers through technology with the tools and information they need to efficiently research, plan, book and experience travel. Expedia first became publicly traded on the NASDAQ in 1999 under the name Expedia, Inc. and the symbol “EXPE.”

Expedia’s principal executive offices are located at 333 108th Avenue NE, Bellevue, Washington 98004 and its telephone number is (425) 679-7200.

(b) The information set forth in “Important Information Concerning the Repurchase Right and Make-Whole Conversion Right— Section 2—Information Concerning the Notes” of the Fundamental Change Company Notice is incorporated herein by reference.

(c) The information set forth in “Important Information Concerning the Repurchase Right and Make-Whole Conversion Right— Section 2.4—Market for the Notes and the Shares of Expedia Common Stock” of the Fundamental Change Company Notice is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

This is an issuer tender offer. The information set forth in Item 2(a) above and Annex A to the Fundamental Change Company Notice is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) The information set forth in the sections entitled “Summary Term Sheet,” “Important Information Concerning the Repurchase Right and Make-Whole Conversion Right—Section 2—Information Concerning the Notes,” “Important Information Concerning the Repurchase Right and Make-Whole Conversion Right—Section 3—Procedures to Be Followed by Holders Electing to Surrender Notes for Purchase,” “Important Information Concerning the Repurchase Right and Make-Whole Conversion Right—Section 4— Right of Withdrawal,” “Important Information Concerning the Repurchase Right and Make-Whole Conversion Right—Section 5— Payment for Surrendered Notes; Source and Amount of Funds,” “Important Information Concerning the Repurchase Right and Make-Whole Conversion Right—Section 6—Notes Acquired or Converted,” “Important Information Concerning the Repurchase Right and Make-Whole Conversion Right—Section 7—Plans or Proposals of the Company,” “Important Information Concerning the Repurchase Right and Make-Whole Conversion Right—Section 8—Interests of Directors, Executive Officers and Affiliates of the Company in the Notes,” “Important Information Concerning the Repurchase Right and Make-Whole Conversion Right—Section 9 —Agreements Involving the Company’s Notes,” “Important Information Concerning the Repurchase Right and Make-Whole Conversion Right—Section 10—Purchases of Notes by the Company and Its Affiliates” and “Important Information Concerning the Repurchase Right and Make-Whole Conversion Right—Section 11—Certain U.S. Federal Income Tax Consequences” of the Fundamental Change Company Notice is incorporated herein by reference.

(a)(2) Not applicable.

(b) The information set forth in the section entitled “Important Information Concerning the Repurchase Right and Make-Whole Conversion Right—Section 8—Interests of Directors, Executive Officers and Affiliates of the Company in the Notes” of the Fundamental Change Company Notice is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

Except as noted in the information set forth in the sections entitled “Important Information Concerning the Repurchase Right and Make-Whole Conversion Right—Section 1—Information Concerning the Company,” “Important Information Concerning the Repurchase Right and Make-Whole Conversion Right—Section 9—Agreements Involving the Company’s Notes” and “Important Information Concerning the Repurchase Right and Make-Whole Conversion Right—Section 10—Purchases of Notes by the Company and Its Affiliates” of the Fundamental Change Company Notice, which is incorporated herein by reference, and as set forth below, there are no agreements, arrangements or understandings (including with respect to the transfer of voting securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations) whether or not legally enforceable, between any person identified in Item 3 of this Schedule TO and any other person with respect to any of the securities of the Company (including any securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person the power to direct the voting or disposition of the Notes or the shares of common stock underlying the Notes).

The Company is a party or subject to agreements, arrangements and plans affecting its securities, copies of which are included as exhibits hereto and descriptions of which have been filed with the SEC and are incorporated herein by reference, including in the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 30, 2015 and the Company’s Form 10-K, Form 10-Qs and Registration Statements filings with the SEC in 2015.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a), (b) and (c)(1)-(10) The information set forth in “Summary Term Sheet,” “Important Information Concerning the Repurchase Right and Make-Whole Conversion Right—Section 1—Information Concerning the Company,” “Important Information Concerning the Repurchase Right and Make-Whole Conversion Right—Section 2.1—The Company’s Obligation to Purchase the Notes,” “Important Information Concerning the Repurchase Right and Make-Whole Conversion Right—Section 6—Notes Acquired or Converted,” “Important Information Concerning the Repurchase Right and Make-Whole Conversion Right—Section 7 —Plans or Proposals of the Company” and “Important Information Concerning the Repurchase Right and Make-Whole Conversion Right—Section 12—Additional Information” of the Fundamental Change Company Notice is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) The information set forth in “Important Information Concerning the Repurchase Right and Make-Whole Conversion Right— Section 5—Payment for Surrendered Notes; Source and Amount of Funds” of the Fundamental Change Company Notice is incorporated herein by reference.

(b) There is no financing condition in connection with the Company’s obligation to pay the Purchase Price for the surrendered Notes.

(d) The information set forth in “Important Information Concerning the Repurchase Right and Make-Whole Conversion Right— Section 5—Payment for Surrendered Notes; Source and Amount of Funds” of the Fundamental Change Company Notice is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

(a) The information set forth in “Important Information Concerning the Repurchase Right and Make-Whole Conversion Right— Section 8—Interests of Directors, Executive Officers and Affiliates of the Company in the Notes” and Annex A of the Fundamental Change Company Notice is incorporated herein by reference.

(b) The information set forth in “Important Information Concerning the Repurchase Right and Make-Whole Conversion Right— Section 8—Interests of Directors, Executive Officers and Affiliates of the Company in the Notes” the Fundamental Change Company Notice is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in “Important Information Concerning the Repurchase Right and Make-Whole Conversion Right—Section 13—No Solicitations” of the Fundamental Change Company Notice is incorporated herein by reference.

Item 10. Financial Statements.

(a) Financial Information. The Company does not believe it is required to include financial information due to the fact that this information is not material to Holders of Notes because, among other reasons, the consideration offered consists solely of cash, the Repurchase Right is not subject to any financing conditions and the Repurchase Right applies to all outstanding Notes.

(b) Pro Forma Information. The Company does not believe it is required to include pro forma information due to the fact that this information is not material to Holders of Notes because, among other reasons, the consideration offered consists solely of cash, the Repurchase Right is not subject to any financing conditions and the Repurchase Right applies to all outstanding Notes.

Item 11. Additional Information.

(a) The information set forth in “Important Information Concerning the Repurchase Right and Make-Whole Conversion Right—Section 1—Information Concerning the Company,” “Important Information Concerning the Repurchase Right and Make-Whole Conversion Right—Section 8—Interests of Directors, Executive Officers and Affiliates of the Company in the Notes,” “Important Information Concerning the Repurchase Right and Make-Whole Conversion Right—Section 9—Agreements Involving the Company’s Notes” and “Important Information Concerning the Repurchase Right and Make-Whole Conversion Right—Section 12—Additional Information” of the Fundamental Change Company Notice is incorporated herein by reference

(b) The information set forth in the Fundamental Change Company Notice is incorporated herein by reference.

Item 12. Exhibits.

Exhibit Number	Description

(a)(1)*	Fundamental Change Company Notice and Offer to Purchase, dated December 17, 2015.

(a)(5)*	Press Release, dated December 17, 2015.

(b)	Not applicable.

(d)(1)†	Separation Agreement by and between Expedia, Inc. and IAC/InterActiveCorp, dated as of August 9, 2005 (incorporated by reference to Exhibit 2.1 of the Company’s Quarterly Report on Form 10-Q filed on November 14, 2005)

(d)(2)†	Separation Agreement by and between Expedia, Inc. and TripAdvisor, Inc., dated as of December 20, 2011 (incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K filed on December 27, 2011)

(d)(3)†	Share Purchase Agreement, dated as of December 21, 2012, by and among Expedia, Inc., trivago GmbH, a wholly owned subsidiary of Expedia and the shareholders of trivago GmbH party thereto (incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K filed on December 21, 2012)

(d)(4)†	Shareholders Agreement, dated as of December 21, 2012 by and among trivago GmbH, Expedia, Inc., a wholly owned subsidiary of Expedia and certain shareholders of trivago GmbH (incorporated by reference to Exhibit 2.2 of Expedia’s Current Report on Form 8-K filed on December 21, 2012)

(d)(5)†	Amended and Restated Warrant Agreement, dated as of October 25, 2011, between Expedia, Inc. and Mellon Investor Services LLC, as equity warrant agent (incorporated by reference to Exhibit 4.1 of the Company’s Annual Report on Form 10-K filed on February 6, 2015)

(d)(6)†	Indenture, dated as of August 21, 2006, among Expedia, Inc., as Issuer, the Subsidiary Guarantors from time to time parties thereto, and The Bank of New York Trust Company, N.A., as Trustee, relating to Expedia, Inc.’s 7.456% Senior Notes due 2018 (incorporated by reference to Exhibit 4.2 of the Company’s Annual Report on Form 10-K filed on February 6, 2015)

(d)(7)†	First Supplemental Indenture, dated as of January 19, 2007, among Expedia, Inc., the Subsidiary Guarantors party thereto and The Bank of New York Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.3 of the Company’s Annual Report on Form 10-K filed on February 6, 2015)

Exhibit Number	Description

(d)(8)†	Indenture, dated as of August 5, 2010, among Expedia, Inc., as Issuer, the Guarantors party thereto, and The Bank of New York Mellon Trust Company, N.A., as Trustee, governing Expedia, Inc.’s 5.95% Senior Notes due 2020 (incorporated by reference to Exhibit 4.4 of the Company’s Annual Report on Form 10-K filed on February 6, 2015)

(d)(9)†	Indenture, dated as of August 18, 2014, among Expedia, Inc., as Issuer, the Guarantors party thereto, and The Bank of New York Mellon Trust Company, N.A., as Trustee, governing Expedia, Inc.’s 4.500% Senior Notes due 2024 (incorporated by reference to Exhibit 4.5 of the Company’s Annual Report on Form 10-K filed on February 6, 2015)

(d)(10)†	First Supplemental Indenture, dated as of August 18, 2014, among Expedia, Inc., the Subsidiary Guarantors party thereto and The Bank of New York Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.6 of the Company’s Annual Report on Form 10-K filed on February 6, 2015)

(d)(11)†	Amended and Restated Governance Agreement among Expedia, Inc., Liberty Interactive Corporation and Barry Diller, dated as of December 20, 2011 (incorporated by reference to Exhibit 10.1 of the Company’s Annual Report on Form 10-K filed on February 6, 2015)

(d)(12)†	Tax Sharing Agreement by and between Expedia, Inc. and IAC/InterActiveCorp, dated as of August 9, 2005 (incorporated by reference to Exhibit 10.2 of the Company’s Annual Report on Form 10-K filed on February 6, 2015)

(d)(13)†	Employee Matters Agreement by and between Expedia, Inc. and IAC/InterActiveCorp, dated as of August 9, 2005 (incorporated by reference to Exhibit 10.3 of the Company’s Annual Report on Form 10-K filed on February 6, 2015)

(d)(14)†	Tax Sharing Agreement by and between Expedia, Inc. and TripAdvisor, Inc., dated as of December 20, 2011 (incorporated by reference to Exhibit 10.4 of the Company’s Annual Report on Form 10-K filed on February 6, 2015)

(d)(15)†	Employee Matters Agreement by and between Expedia, Inc. and TripAdvisor, Inc., dated as of December 20, 2011 (incorporated by reference to Exhibit 10.5 of the Company’s Annual Report on Form 10-K filed on February 6, 2015)

(d)(16)†	Amended and Restated Stockholders Agreement between Liberty Interactive Corporation and Barry Diller, dated as of December 20, 2011 (incorporated by reference to Exhibit 10.8 of the Company’s Annual Report on Form 10-K filed on February 6, 2015)

(d)(17)†	Second Amended and Restated Expedia, Inc. 2005 Stock and Annual Incentive Plan (incorporated by reference to Exhibit 10.9 of the Company’s Annual Report on Form 10-K filed on February 6, 2015)

(d)(18)†	Expedia, Inc. 2013 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.10 of the Company’s Annual Report on Form 10-K (filed on February 6, 2015)

(d)(19)†	Expedia, Inc. 2013 International Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.11 of the Company’s Annual Report on Form 10-K filed on February 6, 2015)

(d)(20)†	Form of Expedia, Inc. Restricted Stock Unit Agreement (Directors) (incorporated by reference to Exhibit 10.12 of the Company’s Annual Report on Form 10-K filed on February 6, 2015)

(d)(21)†	Form of Expedia, Inc. Restricted Stock Unit Agreement (Domestic Employees) (incorporated by reference to Exhibit 10.13 of the Company’s Annual Report on Form 10-K (filed on February 6, 2015)

(d)(22)†	Form of Expedia, Inc. Stock Option Agreement (Domestic Employees) (incorporated by reference to Exhibit 10.14 of the Company’s Annual Report on Form 10-K filed on February 6, 2015)

(d)(23)†	Form of Expedia, Inc. Stock Option Agreement (Contingent, Installment Vesting) (incorporated by reference to Exhibit 10.15 of the Company’s Annual Report on Form 10-K filed on February 6, 2015)

(d)(24)†	Form of Expedia, Inc. Stock Option Agreement (Contingent, Cliff Vesting) (incorporated by reference to Exhibit 10.16 of the Company’s Annual Report on Form 10-K filed on February 6, 2015)

(d)(25)†	Summary of Expedia, Inc. Non-Employee Director Compensation Arrangements (incorporated by reference to Exhibit 10.17 of the Company’s Annual Report on Form 10-K filed on February 6, 2015)

(d)(26)†	Amended and Restated Expedia, Inc. Non-Employee Director Deferred Compensation Plan, effective as of January 1, 2009 (incorporated by reference to Exhibit 10.18 of the Company’s Annual Report on Form 10-K filed on February 6, 2015)

(d)(27)†	Second Amended and Restated Expedia, Inc. Restricted Stock Unit Agreement for Dara Khosrowshahi, dated as of December 20, 2011 (incorporated by reference to Exhibit 10.22 of the Company’s Annual Report on Form 10-K filed on February 6, 2015)

Exhibit Number	Description

(d)(28)†	Stock Option Agreement between IAC/InterActiveCorp and Barry Diller, dated as of June 7, 2005 (incorporated by reference to Exhibit 10.23 of the Company’s Annual Report on Form 10-K (File No. 000-51447) filed on February 6, 2015)

(d)(29)†	IAC/InterActiveCorp 2005 Stock and Annual Incentive Plan (incorporated by reference to Exhibit 10.24 of the Company’s Annual Report on Form 10-K filed on February 6, 2015)

(d)(30)†	Amended and Restated Employment Agreement by and between Mark D. Okerstrom and Expedia, Inc., effective as of October 20, 2011 (incorporated by reference to Exhibit 10.25 of the Company’s Annual Report on Form 10-K filed on February 6, 2015)

(d)(31)†	Amendment to the Amended and Restated Employment Agreement by and between Mark D. Okerstrom and Expedia, Inc., effective March 7, 2014 (incorporated by reference to Exhibit 10.26 of the Company’s Annual Report on Form 10-K filed on February 6, 2015)

(d)(32)†	Second Amendment to the Amended and Restated Employment Agreement by and between Mark D. Okerstrom and Expedia, Inc., dated September 11, 2014 (incorporated by reference to Exhibit 10.27 of the Company’s Annual Report on Form 10-K filed on February 6, 2015)

(d)(33)†	Amended and Restated Employment Agreement between Robert J. Dzielak and Expedia, Inc., dated March 2, 2015 (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on March 4, 2015)

(d)(34)†	Employment Agreement between Dara Khosrowshahi and Expedia, Inc., effective March 31, 2015 (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on April 1, 2015)

(d)(35)†	Stock Option Agreement between Dara Khosrowshahi and Expedia, Inc., effective March 31, 2015 (Cliff Vest Options) (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed on April 1, 2015)

(d)(36)†	Stock Option Agreement between Dara Khosrowshahi and Expedia, Inc., effective March 31, 2015 (Performance Options) (incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K filed on April 1, 2015)

(d)(37)†	Fourth Supplemental Indenture, dated as of June 3, 2015, among Expedia, Inc., the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A. (incorporated by reference to Exhibit 4.2 of the Company’s Current Report on Form 8-K filed on June 3, 2015)

(d)(38)†	Indenture, dated as of December 8, 2015, among Expedia, Inc., the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A. (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed on December 8, 2015)

(d)(39)†	Registration Rights Agreement, dated as of December 8, 2015, among Expedia, Inc., the guarantors party thereto and Goldman, Sachs & Co., J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated (incorporated by reference to Exhibit 4.2 of the Company’s Current Report on Form 8-K filed on December 8, 2015)

(d)(40)†	Indenture, between HomeAway, Inc. and U.S. Bank National Association, dated as of March 31, 2014 (incorporated by reference to Exhibit 4.1 of HomeAway, Inc.’s Current Report on Form 8-K filed by HomeAway, Inc. on April 1, 2014) (incorporated by reference as Exhibit 4.1 to the Company’s Current Report on Form 8-K (File No. 000-51447) filed on December 15, 2015)

(d)(41)†	First Supplemental Indenture, among Expedia, Inc., HomeAway, Inc. and U.S. Bank National Association, dated as of December 15, 2015 (incorporated by reference to Exhibit 4.2 of the Company’s Current Report on Form 8-K filed on December 15, 2015)

(d)(42)†	HomeAway, Inc. 2011 Equity Incentive Plan (incorporated by reference to Exhibit 99.1 of the Company’s Form S-8 Registration Statement filed on December 15, 2015)

(d)(43)†	Orbitz Worldwide, Inc. 2007 Equity and Incentive Plan (as amended and restated, effective June 11, 2013) (incorporated by reference to Exhibit 99.1 of the Company’s Form S-8 Registration Statement filed on September 17, 2015)

(g)	Not applicable.

(h)	Not applicable.

†	Incorporated by reference as indicated.
*	Filed herewith.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Expedia, Inc.

By:	/s/ Robert J. Dzielak
Robert J. Dzielak
Executive Vice President, General Counsel and Secretary

Dated:   December 17, 2015

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)*	Fundamental Change Company Notice and Offer to Purchase, dated December 17, 2015.

(a)(5)*	Press Release, dated December 17, 2015.

(b)	Not applicable.

(d)(1)†	Separation Agreement by and between Expedia, Inc. and IAC/InterActiveCorp, dated as of August 9, 2005 (incorporated by reference to Exhibit 2.1 of the Company’s Quarterly Report on Form 10-Q filed on November 14, 2005)

(d)(2)†	Separation Agreement by and between Expedia, Inc. and TripAdvisor, Inc., dated as of December 20, 2011 (incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K filed on December 27, 2011)

(d)(3)†	Share Purchase Agreement, dated as of December 21, 2012, by and among Expedia, Inc., trivago GmbH, a wholly owned subsidiary of Expedia and the shareholders of trivago GmbH party thereto (incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K filed on December 21, 2012)

(d)(4)†	Shareholders Agreement, dated as of December 21, 2012 by and among trivago GmbH, Expedia, Inc., a wholly owned subsidiary of Expedia and certain shareholders of trivago GmbH (incorporated by reference to Exhibit 2.2 of Expedia’s Current Report on Form 8-K filed on December 21, 2012)

(d)(5)†	Amended and Restated Warrant Agreement, dated as of October 25, 2011, between Expedia, Inc. and Mellon Investor Services LLC, as equity warrant agent (incorporated by reference to Exhibit 4.1 of the Company’s Annual Report on Form 10-K filed on February 6, 2015)

(d)(6)†	Indenture, dated as of August 21, 2006, among Expedia, Inc., as Issuer, the Subsidiary Guarantors from time to time parties thereto, and The Bank of New York Trust Company, N.A., as Trustee, relating to Expedia, Inc.’s 7.456% Senior Notes due 2018 (incorporated by reference to Exhibit 4.2 of the Company’s Annual Report on Form 10-K filed on February 6, 2015)

(d)(7)†	First Supplemental Indenture, dated as of January 19, 2007, among Expedia, Inc., the Subsidiary Guarantors party thereto and The Bank of New York Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.3 of the Company’s Annual Report on Form 10-K filed on February 6, 2015)

Exhibit Number	Description

(d)(8)†	Indenture, dated as of August 5, 2010, among Expedia, Inc., as Issuer, the Guarantors party thereto, and The Bank of New York Mellon Trust Company, N.A., as Trustee, governing Expedia, Inc.’s 5.95% Senior Notes due 2020 (incorporated by reference to Exhibit 4.4 of the Company’s Annual Report on Form 10-K filed on February 6, 2015)

(d)(9)†	Indenture, dated as of August 18, 2014, among Expedia, Inc., as Issuer, the Guarantors party thereto, and The Bank of New York Mellon Trust Company, N.A., as Trustee, governing Expedia, Inc.’s 4.500% Senior Notes due 2024 (incorporated by reference to Exhibit 4.5 of the Company’s Annual Report on Form 10-K filed on February 6, 2015)

(d)(10)†	First Supplemental Indenture, dated as of August 18, 2014, among Expedia, Inc., the Subsidiary Guarantors party thereto and The Bank of New York Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.6 of the Company’s Annual Report on Form 10-K filed on February 6, 2015)

(d)(11)†	Amended and Restated Governance Agreement among Expedia, Inc., Liberty Interactive Corporation and Barry Diller, dated as of December 20, 2011 (incorporated by reference to Exhibit 10.1 of the Company’s Annual Report on Form 10-K filed on February 6, 2015)

(d)(12)†	Tax Sharing Agreement by and between Expedia, Inc. and IAC/InterActiveCorp, dated as of August 9, 2005 (incorporated by reference to Exhibit 10.2 of the Company’s Annual Report on Form 10-K filed on February 6, 2015)

(d)(13)†	Employee Matters Agreement by and between Expedia, Inc. and IAC/InterActiveCorp, dated as of August 9, 2005 (incorporated by reference to Exhibit 10.3 of the Company’s Annual Report on Form 10-K filed on February 6, 2015)

(d)(14)†	Tax Sharing Agreement by and between Expedia, Inc. and TripAdvisor, Inc., dated as of December 20, 2011 (incorporated by reference to Exhibit 10.4 of the Company’s Annual Report on Form 10-K filed on February 6, 2015)

(d)(15)†	Employee Matters Agreement by and between Expedia, Inc. and TripAdvisor, Inc., dated as of December 20, 2011 (incorporated by reference to Exhibit 10.5 of the Company’s Annual Report on Form 10-K filed on February 6, 2015)

(d)(16)†	Amended and Restated Stockholders Agreement between Liberty Interactive Corporation and Barry Diller, dated as of December 20, 2011 (incorporated by reference to Exhibit 10.8 of the Company’s Annual Report on Form 10-K filed on February 6, 2015)

(d)(17)†	Second Amended and Restated Expedia, Inc. 2005 Stock and Annual Incentive Plan (incorporated by reference to Exhibit 10.9 of the Company’s Annual Report on Form 10-K filed on February 6, 2015)

(d)(18)†	Expedia, Inc. 2013 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.10 of the Company’s Annual Report on Form 10-K (filed on February 6, 2015)

(d)(19)†	Expedia, Inc. 2013 International Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.11 of the Company’s Annual Report on Form 10-K filed on February 6, 2015)

(d)(20)†	Form of Expedia, Inc. Restricted Stock Unit Agreement (Directors) (incorporated by reference to Exhibit 10.12 of the Company’s Annual Report on Form 10-K filed on February 6, 2015)

(d)(21)†	Form of Expedia, Inc. Restricted Stock Unit Agreement (Domestic Employees) (incorporated by reference to Exhibit 10.13 of the Company’s Annual Report on Form 10-K (filed on February 6, 2015)

(d)(22)†	Form of Expedia, Inc. Stock Option Agreement (Domestic Employees) (incorporated by reference to Exhibit 10.14 of the Company’s Annual Report on Form 10-K filed on February 6, 2015)

(d)(23)†	Form of Expedia, Inc. Stock Option Agreement (Contingent, Installment Vesting) (incorporated by reference to Exhibit 10.15 of the Company’s Annual Report on Form 10-K filed on February 6, 2015)

(d)(24)†	Form of Expedia, Inc. Stock Option Agreement (Contingent, Cliff Vesting) (incorporated by reference to Exhibit 10.16 of the Company’s Annual Report on Form 10-K filed on February 6, 2015)

(d)(25)†	Summary of Expedia, Inc. Non-Employee Director Compensation Arrangements (incorporated by reference to Exhibit 10.17 of the Company’s Annual Report on Form 10-K filed on February 6, 2015)

(d)(26)†	Amended and Restated Expedia, Inc. Non-Employee Director Deferred Compensation Plan, effective as of January 1, 2009 (incorporated by reference to Exhibit 10.18 of the Company’s Annual Report on Form 10-K filed on February 6, 2015)

(d)(27)†	Second Amended and Restated Expedia, Inc. Restricted Stock Unit Agreement for Dara Khosrowshahi, dated as of December 20, 2011 (incorporated by reference to Exhibit 10.22 of the Company’s Annual Report on Form 10-K filed on February 6, 2015)

Exhibit Number	Description

(d)(28)†	Stock Option Agreement between IAC/InterActiveCorp and Barry Diller, dated as of June 7, 2005 (incorporated by reference to Exhibit 10.23 of the Company’s Annual Report on Form 10-K (File No. 000-51447) filed on February 6, 2015)

(d)(29)†	IAC/InterActiveCorp 2005 Stock and Annual Incentive Plan (incorporated by reference to Exhibit 10.24 of the Company’s Annual Report on Form 10-K filed on February 6, 2015)

(d)(30)†	Amended and Restated Employment Agreement by and between Mark D. Okerstrom and Expedia, Inc., effective as of October 20, 2011 (incorporated by reference to Exhibit 10.25 of the Company’s Annual Report on Form 10-K filed on February 6, 2015)

(d)(31)†	Amendment to the Amended and Restated Employment Agreement by and between Mark D. Okerstrom and Expedia, Inc., effective March 7, 2014 (incorporated by reference to Exhibit 10.26 of the Company’s Annual Report on Form 10-K filed on February 6, 2015)

(d)(32)†	Second Amendment to the Amended and Restated Employment Agreement by and between Mark D. Okerstrom and Expedia, Inc., dated September 11, 2014 (incorporated by reference to Exhibit 10.27 of the Company’s Annual Report on Form 10-K filed on February 6, 2015)

(d)(33)†	Amended and Restated Employment Agreement between Robert J. Dzielak and Expedia, Inc., dated March 2, 2015 (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on March 4, 2015)

(d)(34)†	Employment Agreement between Dara Khosrowshahi and Expedia, Inc., effective March 31, 2015 (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on April 1, 2015)

(d)(35)†	Stock Option Agreement between Dara Khosrowshahi and Expedia, Inc., effective March 31, 2015 (Cliff Vest Options) (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed on April 1, 2015)

(d)(36)†	Stock Option Agreement between Dara Khosrowshahi and Expedia, Inc., effective March 31, 2015 (Performance Options) (incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K filed on April 1, 2015)

(d)(37)†	Fourth Supplemental Indenture, dated as of June 3, 2015, among Expedia, Inc., the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A. (incorporated by reference to Exhibit 4.2 of the Company’s Current Report on Form 8-K filed on June 3, 2015)

(d)(38)†	Indenture, dated as of December 8, 2015, among Expedia, Inc., the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A. (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed on December 8, 2015)

(d)(39)†	Registration Rights Agreement, dated as of December 8, 2015, among Expedia, Inc., the guarantors party thereto and Goldman, Sachs & Co., J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated (incorporated by reference to Exhibit 4.2 of the Company’s Current Report on Form 8-K filed on December 8, 2015)

(d)(40)†	Indenture, between HomeAway, Inc. and U.S. Bank National Association, dated as of March 31, 2014 (incorporated by reference to Exhibit 4.1 of HomeAway, Inc.’s Current Report on Form 8-K filed by HomeAway, Inc. on April 1, 2014) (incorporated by reference as Exhibit 4.1 to the Company’s Current Report on Form 8-K (File No. 000-51447) filed on December 15, 2015)

(d)(41)†	First Supplemental Indenture, among Expedia, Inc., HomeAway, Inc. and U.S. Bank National Association, dated as of December 15, 2015 (incorporated by reference to Exhibit 4.2 of the Company’s Current Report on Form 8-K filed on December 15, 2015)

(d)(42)†	HomeAway, Inc. 2011 Equity Incentive Plan (incorporated by reference to Exhibit 99.1 of the Company’s Form S-8 Registration Statement filed on December 15, 2015)

(d)(43)†	Orbitz Worldwide, Inc. 2007 Equity and Incentive Plan (as amended and restated, effective June 11, 2013) (incorporated by reference to Exhibit 99.1 of the Company’s Form S-8 Registration Statement filed on September 17, 2015)

(g)	Not applicable.

(h)	Not applicable.

†	Incorporated by reference as indicated.

* Filed herewith